SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 15, 2003

POLYONE CORPORATION

(Exact name of registrant as specified in charter)

Ohio	1-16091	34-1730488
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Suite 36-5000, 200 Public Square, Cleveland, Ohio	44114-2304
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (216) 589-4000

Not Applicable

(Former name or former address, if changed since last report.)

Item 5. Other Events

On January 15, 2003 the Registrant issued a Press Release, filed herewith as Exhibit 99.1, reporting that the Registrant had completed the funding of its December 19, 2002 acquisition of Transformación de Pigmentos y Colorantes, S.A. (TRANSCOLOR), a large color concentrates producer operating near Pamplona in northern Spain.

Item 7 (c). Financial Statements, Pro Forma Financial Information and Exhibits

Exhibit 99.1 — Press Release of January 15, 2003.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934,the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

POLYONE CORPORATION

By: /s/ Richard E. Hahn
Richard E. Hahn
Assistant Secretary

Dated: January 15, 2003